SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________________________________
                                             :
CONSOLIDATED NATURAL GAS COMPANY             :        CERTIFICATE
Pittsburgh, Pennsylvania                     :             of
                                             :        NOTIFICATION
CNG COAL COMPANY                             :           NO. 38
CNG POWER COMPANY                            :        ____________
(Formerly CNG Energy Company)                :
CNG PRODUCING COMPANY                        :        TRANSACTIONS
CNG RESEARCH COMPANY                         :        DURING PERIOD
CNG TRANSMISSION CORPORATION                 :
CONSOLIDATED NATURAL GAS SERVICE             :       October 1, 1995
COMPANY, INC.                                :            through
CONSOLIDATED SYSTEM LNG COMPANY              :      December 31, 1995
HOPE GAS, INC.                               :
THE EAST OHIO GAS COMPANY                    :
THE PEOPLES NATURAL GAS COMPANY              :
WEST OHIO GAS COMPANY                        :
CNG PIPELINE COMPANY                         :
CNG ENERGY SERVICES CORPORATION              :
VIRGINIA NATURAL GAS, INC.                   :
CNG STORAGE SERVICE COMPANY                  :
CNG IROQUOIS, INC.                           :
                                             :
File No. 70-7258                             :
                                             :
(Public Utility Holding Company Act of 1935  :
____________________________________________ :
TO THE SECURITIES AND EXCHANGE COMMISSION:
	By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150) in the above-captioned proceedings, the Securities and Exchange Commission permitted the Application-Declaration of Consolidated Natural Gas Company ("Consolidated") and all except four of its above-mentioned subsidiaries to become effective, thereby authorizing the establishment of a Consolidated
System Money Pool ("Money Pool"). By order dated May 27, 1987 (HCAR No. 24399), CNG Pipeline Company and CNG Energy Services Corporation were authorized to


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become participants in the Money Pool.  By order dated February 14, 1990 (HCAR
No. 25040), Virginia Natural Gas, Inc. was authorized to become a participant in the Money Pool. By order dated May 13,1991 (HCAR No. 25311), CNG
Storage Service Company was authorized to become a participant in the Money Pool. By order dated April 8, 1994 (HCAR No. 26021), CNG Iroquois, Inc., was authorized to become a participant in the Money Pool.
	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration and said orders:
	During the said period, the following transactions occurred:


	Consolidated Natural Gas Company:

   Beginning                                           Ending
    Balance       Contributions     Withdrawals        Balance
_______________  _______________  _______________  _______________

$ 65,196,084.02  $361,150,459.20  $206,394,572.61  $219,951,970.61


	At no time during the period did Consolidated withdraw funds from the money pool in excess of contributions.


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	Subsidiaries:

                        Beginning                                   Ending
Company                  Balance     Contributions  Withdrawals     Balance
_______                 _________    _____________  ___________     _______

The East Ohio Gas Co.  $(89,000,000) $ 126,000,000  $151,000,000 $(114,000,000)
CNG Transmission Corp.   46,490,000    129,310,000   177,225,000    (1,425,000)
The Peoples Natural
  Gas Company           (32,590,000)    23,740,000    47,170,000   (56,020,000)
CNG Producing Company    95,720,000     60,950,000    56,170,000   100,500,000
West Ohio Gas Company    (9,480,000)     5,945,000    10,095,000   (13,630,000)
River Gas Co.                     0              0             0             0
CNG Storage Services Co.    105,000        770,000       650,000       225,000
Hope Gas, Inc.            3,495,000     15,920,000    21,740,000    (2,325,000)
CNG Service Company       8,445,000     11,005,000    13,035,000     6,415,000
CNG Coal Company          5,335,000        100,000       270,000     5,165,000
CNG Energy Company        7,405,000      3,115,000     4,745,000     5,775,000
CNG Energy - Cogen.       7,050,000        335,000             0     7,385,000
CNG Energy - Cogen. Dev. (1,610,000)       540,000             0    (1,070,000)
Lakewood 6680            (1,840,000)     1,840,000             0             0
Lakewood 7909               145,000      5,800,000             0     5,945,000
CNG Research Company         70,000         20,000        60,000        30,000
Consolidated System
  LNG Company             7,160,000      3,195,000       555,000     9,800,000
CNG Energy Services     (66,310,000)    79,440,000   123,100,000  (109,970,000)
CNG Pipeline Co.          1,215,000        310,000       190,000     1,335,000
Virginia Natural
  Gas Co., Inc.         (51,200,000)     5,700,000    23,700,000   (69,200,000)
CNG Iroquois              4,090,000      1,450,000       430,000     5,110,000

	At no time during the period did this activity result in short-term advances in excess of the amounts authorized: (i) for the individual companies in the 1995-96 Consolidated System annual financing order dated June 29, 1995 (HCAR No. 26321), File 70-8619; and (ii) for CNG Energy Company (now CNG Power Company) in order dated December 26, 1991 (HCAR No. 25446), File No. 70-7909. CNG Pipeline Company did not have at any time during the period withdrawals in excess of its contributions.



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	The "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all of the transactions authorized pursuant to said Order have been consummated.

			CONSOLIDATED NATURAL GAS COMPANY
			CNG COAL COMPANY
			CNG POWER COMPANY
			   (Formerly CNG ENERGY COMPANY)
			CNG PRODUCING COMPANY
			CNG RESEARCH COMPANY
			CNG TRANSMISSION CORPORATION
			CONSOLIDATED NATURAL GAS SERVICE
			   COMPANY, INC.
			CONSOLIDATED SYSTEM LNG COMPANY
			HOPE GAS, INC.
			THE EAST OHIO GAS COMPANY
			THE PEOPLES NATURAL GAS COMPANY
			WEST OHIO GAS COMPANY
			CNG PIPELINE COMPANY
			CNG ENERGY SERVICES CORPORATION
			VIRGINIA NATURAL GAS, INC.
			CNG STORAGE SERVICE COMPANY
			CNG IROQUOIS, INC.



			J. M. Hostetler
			Their Attorney



Dated this 31st day
of January, 1996